Exhibit 99.1

PRESS RELEASE

CENTOGENE Initiates EFRONT Study to Identify Patients With Genetic Forms of Frontotemporal Dementia

Observational Study to Advance Genetic Understanding of FTD Being Conducted With Support From Alector

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, June 2, 2021 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced a new observational study to understand the prevalence of genetic mutations in patients with frontotemporal dementia (FTD). The observational EFRONT Study is being conducted with support from Alector, Inc. (Nasdaq: ALEC), a clinical-stage biotechnology company pioneering immuno-neurology, under a commercial agreement, the financial details of which were undisclosed.

Leveraging CENTOGENE’s proprietary Bio/Databank, the observational EFRONT Study aims to enroll and genetically test more than 3,000 FTD patients at participating centers in Belgium, Germany, Greece, Italy, Portugal, Spain and Turkey.

Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE, said, "Over the past 15 years, CENTOGENE’s genetic expertise and multiomic approach has brought diverse insights into rare neurogenerative diseases. I am excited to be teaming up with Alector for the EFRONT Study, which will accelerate the understanding of FTD significantly. The study will take full advantage of the power of CENTOGENE’s unique Bio/Databank, expertise in neuroscience, and extensive network of neurologists – increasing the body of degenerative neuroscience data available, and further expanding CENTOGENE’s Bio/Databank for discovering the breakthroughs of tomorrow.”

Alector is a clinical stage biotechnology company pioneering immuno-neurology, a novel therapeutic approach for the treatment of neurodegenerative diseases. Alector is developing a broad portfolio of innate immune system programs, designed to functionally repair genetic mutations that cause dysfunction of the brain’s immune system and enable the rejuvenated immune cells to counteract emerging brain pathologies.

“Frontotemporal dementia is a devastating disease for which new treatment options are urgently needed,” said Robert Paul, M.D., Ph.D., Chief Medical Officer of Alector. “In line with our commitment to improving the lives of patients with frontotemporal dementia, we are pleased to support CENTOGENE’s efforts to advance a better and more comprehensive understanding of the genetic underpinnings of FTD through the observational EFRONT Study.”

About Frontotemporal Dementia

Frontotemporal Dementia (FTD) is a rapidly progressing and severe form of dementia found most frequently in patients under the age of 65 at the time of diagnosis. It affects approximately 110,000 patients in the European Union and more than 50,000 in the United States. Patients with a mutation in the progranulin gene represent 5% to 10% of FTD patients, with many others having a genetic cause of this disease. There are currently no approved treatment options available for FTD patients.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

CENTOGENE Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contacts:

CENTOGENE

Ben Legg

Corporate Communications

press@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com